SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

August 19, 2011

Kevin Rupert, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Preliminary Proxy Statement on Form Pre-14A (File No. 814-00732) filed by Saratoga Investment Corp. on July 29, 2011

Dear Mr. Rupert:

On behalf of Saratoga Investment Corp. (the “Company”), we are responding to oral comments issued by the staff of the Securities and Exchange Commission’s Division of Investment Management (the “Staff”) to the Company on August 5, 2011.  The Staff’s comments are set forth below and are followed by the Company’s responses.  Please note that page references in the Company’s responses refer to pages in the Company’s Definitive Proxy Statement being transmitted for filing with the Securities and Exchange Commission hereith.

1.              We refer to the table entitled “Beneficial Ownership of Common Stock.”  Please revise the footnotes to the table to clarify that the percent of class of shares of common stock beneficially owned by Richard A. Petrocelli is largely attributable to his membership in a “group,” as that term is used in Rule 13d-5 under the Securities Exchange Act of 1934.

Response:  The Company has modified the disclosure on page 5 accordingly.

2.              We refer to Proposal 2.  Please confirm that, if the Company’s stockholders approve such proposal, the Company has no intention to sell shares at a price below the Company’s net asset value per share to any of its affiliates.

Response: The Company confirms the foregoing and has modified the disclosure accordingly.  See page 20 in the Definitive Proxy Statement.

ATLANTA           AUSTIN                HOUSTON            NEW YORK          WASHINGTON DC

3.              We refer to Proposal 2.  Please modify the disclosure under the subheading “Key Stockholder Considerations” to delete the reference to the word “potentially” contained therein.

Response: The Company has modified the disclosure accordingly.  See page 21 in the Definitive Proxy Statement.

4.              We refer to Proposal 2.  Please modify the disclosure to reflect the maximum period for which the authorization under the proposal would be in effect if stockholders approve the proposal.

Response: The Company has modified the disclosure accordingly.  See page 18 in the Definitive Proxy Statement.

5.              Please provide the required “Tandy” Letter representations to the Staff relating to its review of the Company’s preliminary proxy statement.

Pursuant to the Staff’s request, in connection with the Staff’s review of the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00732) filed on July 29, 2011, the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the proxy statement;

•                                          SEC staff comments or changes to disclosure in response to SEC staff comments in the proxy statement do not foreclose the SEC from taking any action with respect to the proxy statement; and

•                                          the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas